 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2022

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by a check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance, or achievements. Actual results of the Company’s operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the determination of the U.S. Securities and Exchange Commission that the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work and the potential that our ordinary shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation, uncertainty of the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus, now named as COVID-19, including its impact on our business. The Company’s expectations are as of the date of filing for this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to conform these statements to actual results, unless required by law.

On June 24, 2022, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2022.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(amounts in thousands except share and per share value)

(Unaudited)

		March 31, 2022		December 31, 2021
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		261,247	41,211	250,608
Restricted cash		19,294	3,044	28,294
Accounts and bills receivable, net	3	28,430	4,485	29,225
Inventories	4	37,462	5,909	35,456
Advance to suppliers		9,275	1,463	7,933
Prepayments and other receivables		1,243	196	1,199

Deferred tax assets - current		1,144	180	1,144
Total current assets		358,095	56,488	353,859

Plant, properties and equipment, net	5	104,173	16,433	106,928
Construction in progress	6	299	47	-
Lease prepayments, net	7	14,551	2,295	14,685

Deferred tax assets – non-current		192	30	227

Total assets		477,310	75,293	475,699

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	10,253	65,000

Accounts payables		27,267	4,301	22,616
Notes payable	9	38,588	6,087	50,126
Advance from customers		4,172	658	7,672
Accrued expenses and other payables		6,387	1,008	11,479
Total current liabilities		141,414	22,307	156,893

Deferred tax liabilities		1,772	280	1,789

Total liabilities		143,186	22,587	158,682

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,102	13,323
Additional paid-in capital		311,907	49,202	311,907
Statutory reserve		37,441	5,906	37,441
Accumulated deficit		(29,387)	(4,636)	(46,494)
Cumulative translation adjustment		840	132	840
Total shareholders’ equity		334,124	52,706	317,017
Total equity		334,124	52,706	317,017
Total liabilities and equity		477,310	75,293	475,699

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
		2022		2021
	Notes	RMB	US$	RMB
Net sales		103,133	16,269	101,624
Cost of sales		72,963	11,510	59,174

Gross Profit		30,170	4,759	42,450

Operating expenses
Selling expenses		5,141	811	4,114
Administrative expenses		8,575	1,353	6,355
Total operating expenses		13,716	2,164	10,469

Operating income		16,454	2,595	31,981

Other income (expense)
- Interest income		1,860	293	856
- Interest expense		(1,058)	(167)	(1,575)
- Others income (expense), net		(131)	(21)	122

Total other expense		671	105	(597)

Income before provision for income taxes		17,125	2,700	31,384

Income tax benefit (expense)	10	(18)	(3)	(19)

Net income		17,107	2,697	31,365

Net loss attributable to non-controlling interests		-	-	-
Net income attributable to the Company		17,107	2,697	31,365

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	-

Comprehensive loss attributable to non-controlling interest		-	-	-
Comprehensive income attributable to the Company		17,107	2,697	31,365

Earnings per share, Basic and diluted	11	5.24	0.83	9.60
Weighted average number of ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2022		2021
	RMB	US$	RMB
Cash flow from operating activities
Net income	17,107	2,697	31,365
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant, and equipment	3,263	515	3,162
- Amortization of intangible assets	133	21	134
- Deferred income taxes	18	3	19
- Bad debt expense	(1)	-	(2)
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	796	126	(12,934)
- Inventories	(2,006)	(316)	3,209
- Advance to suppliers	(1,342)	(212)	(5,049)
- Prepaid expenses and other current assets	(44)	(7)	(69)
- Accounts payable	4,650	734	(5,542)
- Accrued expenses and other payables	(5,646)	(892)	(21,259)
- Advance from customers	(3,500)	(552)	11,607
- Tax payable	556	88	177

Net cash provided by operating activities	13,984	2,205	4,818

Cash flow from investing activities
Purchases of property, plant and equipment	(508)	(80)	(734)
Amount change in construction in progress	(299)	(47)	-
Advanced to suppliers – non-current	-	-	616
Proceeds from sale of property, plant and equipment	-	-	118,208

Net cash provided by investing activities	(807)	(127)	118,090

Cash flow from financing activities
Proceeds from related party	-	-	(23,052)
Payment of capital lease obligation	-	-	-
Change in notes payable	(11,538)	(1,820)	10,000

Net cash used in financing activities	(11,538)	(1,820)	(13,052)

Effect of foreign exchange rate changes	-	231	-

Net decrease in cash and cash equivalent	1,639	489	109,856

Cash and cash equivalent
At beginning of period/year	278,902	43,766	120,923
At end of period/year	280,541	44,255	230,779

SUPPLEMENTARY DISCLOSURE:
Interest paid	1,058	167	1,575
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	159	1,010

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004, under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The Company has prepared the accompanying unaudited condensed consolidated financial statements under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on April 28, 2022, with the SEC. The results of the three-month period ended March 31, 2022, are not necessarily indicative of the results to be expected for the full year ended December 31, 2022.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is the Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies, and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions is the exchange rate quoted by the PBOC, mainly determined by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the first quarter of 2022 RMB amounts included in the accompanying consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.3393, on the last trading day of the first quarter of 2022 (March 31, 2022) as outlined in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been or could be, converted into U.S. dollar at that rate or at any other specific rate on March 31, 2022, or any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by the bank as a deposit for the Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB19,294 (US$3,044) and RMB28,294 as of March 31, 2022, and December 31, 2021, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Estimates of collectability are principally based on an evaluation of the current financial condition of the customer and the potential risks to the collection, the customer’s payment history, expected future credit losses and other factors which are regularly monitored by the Group.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by the aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of the balance sheet date. Inventory valuation and cost-flow are determined using the Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based on future demands and market conditions assumptions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to the cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Leased Assets

An arrangement comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and regardless of whether the arrangement takes the legal form of a lease.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Classification of assets leased to the Group. Assets that the Group holds under leases that transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases that do not substantially transfer all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets are included in property, plant and equipment, and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates that write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions that result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions that result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived as a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the reporting unit carrying amount exceeds the fair value of the reporting unit, with the reporting unit’s fair value determined by using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. When available, we estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party). When market prices are unavailable, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value-added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return the product for a refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer, and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale prices are fixed or determinable.

In the PRC, VAT of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share-based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of the equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests is separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed to a share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relates to a wide range of matters, including product liability. The Company recognizes a liability for such contingency if it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments, including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows, as previously reported.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Recently Issued Accounting Standards

Government Assistance

In November 2021, ASU 2021-10 was issued, which aims to provide transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. The guidance is effective for annual periods beginning after December 15, 2021, with early application permitted. The company does not expect the guidance to have a material impact on its disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the company's consolidated financial statements.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts receivables consisted of the following:

	March 31, 2022		December 31, 2021
	RMB	US$	RMB
Accounts receivable	25,347	3,999	19,355
Less: Allowance for doubtful accounts	(181)	(29)	(182)
	25,166	3,970	19,173
Bills receivable	3,264	515	10,052

	28,430	4,485	29,225

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	March 31, 2022		December 31, 2021
	RMB	US$	RMB
Raw materials	33,150	5,228	27,508
Work-in-progress	1,179	186	993
Finished goods	9,686	1,528	13,518
Consumables and spare parts	892	141	882
Inventory-impairment	(7,445)	(1,174)	(7,445)
	37,462	5,909	35,456

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	March 31, 2022		December 31, 2021
	RMB	US$	RMB
Buildings	76,613	12,085	76,613
Plant and equipment	440,424	69,476	440,280
Computer equipment	3,411	538	3,399
Furniture and fixtures	20,915	3,299	20,329
Motor vehicles	1,563	247	1,563
	542,926	85,645	542,184
Less: accumulated depreciation	(438,753)	(69,212)	(435,256)
	104,173	16,433	106,928

For the three-month periods ended March 31, 2022, and 2021, depreciation expenses were RMB3,263 (US$515) and RMB3,162, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB299 (US$47) as of March 31, 2022, and RMB0 as of December 31, 2021, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables on the balance sheet.

Lease prepayments consisted of the following:

	March 31, 2022		December 31, 2021
	RMB	US$	RMB
Lease prepayment – non-current	14,551	2,295	14,685
Lease prepayment - current	534	84	534
	15,085	2,379	15,219

Amortization of land use rights for the three months ended March 31, 2022, and 2021 were RMB133 (US$21) and RMB134, respectively.

Estimated amortization expenses for the next five years are as follows:

	RMB	US$
1 year after	534	84
2 years after	534	84
3 years after	534	84
4 years after	534	84
5 years after	534	84
Thereafter	12,415	1,959

As of March 31, 2022, the amount of RMB534 (US$84) will be charged into amortization expenses within one year and classified as a current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loans consisted of the following:

	Interest rate per	31 March, 2022		December 31, 2021
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- June 17, 2021 to June 16, 2022	6.5%	15,000	2,366	15,000
- July 16, 2021 to July 16, 2022	6.5%	20,000	3,155	20,000
- July 13, 2021 to July 12, 2022	6.5%	30,000	4,732	30,000

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - NOTES PAYABLE

As of March 31, 2022, Shandong Fuwei had banker’s acceptances opened with a maturity of three to six months, totaling RMB38,588 (US$6,087) for payment in connection with raw materials for a total deposit of RMB19,294 (US$3,044) made to Bank of Weifang.

NOTE 10- INCOME TAX

Income tax expenses were RMB18 and RMB19 for the three-months ended March 31, 2022, and 2021, respectively.

NOTE 11 – EARNINGS PER SHARE

Basic and diluted earnings per share was RMB5.24 (US$0.83) and RMB9.60 for the three-month period ended March 31, 2022, and 2021, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 12- MAJOR CUSTOMERS AND VENDORS

There was one customer who accounted for more than 10% of the total net revenue for the three-month periods ended March 31, 2022, and 2021, respectively.

	Percentage of total revenue (%)
Customer	March 31, 2022	March 31, 2021
Hunan Wujo Hi-Tech Materials Co., Ltd.	19.2%	14.6%

The following are the vendors that supplied 10% or more of our raw materials for March 31, 2022, and 2021:

		Percentage of total purchases (%)
Supplier	Item	March 31, 2022	March 31, 2021
Sinopec Yizheng Chemical Fiber Company Limited (“Sinopec Yizheng”)	PET resin and Additive	59.8%	56.1%

As of March 31, 2022, the advance balance to suppliers to Sinopec Yizheng was RMB1,072 (US$169).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first quarter of 2022, we continued to be adversely affected by intense competition and an increase in supply over demand in China’s BOPET market.

We believe that in the coming quarters of 2022, there will be continued higher supply over demand in China’s BOPET films industry and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to such competition in the BOPET market. As a result, we may continue to witness losses in the future.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of the Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”), indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares for RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Easebright informed Fuwei that Mr. Qingxin Dong had replaced Mr. Jingang Yang in 2018.

On March 31, 2021, we announced that we have entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited, a British Virgin Islands company (“Enesoon”), directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses and Enesoon’s shareholders. The Purchase Agreement would have resulted in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon would have beneficially owned in the aggregate approximately 97.1% of our outstanding shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The closing of the transactions contemplated under the Purchase Agreement was subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, and receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

On May 27, 2022, we announced that we had delivered a notice of termination (the “Termination Notice”), dated as of May 22, 2022, to Enesoon, pursuant to which, the Company notified Enesoon and the current shareholders of Enesoon (the “Sellers”) that the Company was terminating the Purchase Agreement, as amended on July 31, 2021 (collectively, the “Agreement”), by and among the Company, Enesoon, the Sellers and Enesoon New Energy (Shen Zhen) Co., Ltd., with immediate effect in accordance with the provisions of the Agreement.

Results of operations for the three months ended March 31, 2022, and March 31, 2021

The table below sets forth certain line items from our Statement of Operations as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2022	March 31, 2021
	(as % of Revenue)
Gross profit	29.3	41.8
Operating expenses	(13.3)	(10.3)
Operating income	16.0	31.5
Other income (expense)	0.7	(0.6)
Income tax benefit (expense)	-	-
Net income	16.6	30.9

Revenue

Net sales during the first quarter ended March 31, 2022, were RMB103.1 million (US$16.3 million), compared to RMB101.6 million, during the same period in 2021, representing an increase of RMB1.5 million, or 1.5%. The increase in sales volume led to an increase of RMB1.4 million, and a higher sales price resulted in an increase of RMB0.1 million.

In the first quarter of 2022, sales of specialty films were RMB71.9 million (US$11.3 million) or 69.8% of our total revenues as compared to RMB65.0 million or 63.9% in the same period of 2021. The increase was mainly due to increased sales volume.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2022		% of Total	Three-Month Period Ended March 31, 2021	% of Total
	RMB	US$		RMB
Stamping and transfer film	22,110	3,489	21.4%	25,350	25.0%
Printing film	4,477	706	4.3%	5,482	5.4%
Metallization film	1,421	224	1.4%	1,643	1.6%
Specialty film	71,947	11,349	69.8%	64,963	63.9%
Base film for other applications	3,178	501	3.1%	4,186	4.1%

	103,133	16,269	100.0%	101,624	100.0%

Overseas sales were RMB10.2 million or US$1.6 million, or 9.9% of total revenues, compared with RMB9.0 million or 8.9% of total revenues in the first quarter of 2021, representing an increase of RMB1.2 million or 13.3%. The increase in sales volume led to an increase of RMB0.3 million, and the increase of sales price resulted in an increase of RMB0.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2022		% of Total	Three-Month Period Ended March 31, 2021	% of Total
	RMB	US$		RMB
Sales in China	92,922	14,658	90.1%	92,596	91.1%
Sales in other countries	10,211	1,611	9.9%	9,028	8.9%

	103,133	16,269	100.0%	101,624	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	March 31, 2022	March 31, 2021
	% of total	% of total
Materials costs	74.2%	70.5%
Factory overhead	6.5%	9.0%
Energy expense	10.0%	9.9%
Packaging materials	3.6%	4.6%
Direct labor	5.7%	6.0%

Cost of goods sold during the first quarter of 2022 totaled RMB73.0 million (US$11.5 million) compared to RMB59.2 million in the same period of 2021. This was RMB13.8 million, or 23.3% higher than the same period of 2021. The increase in the unit cost of goods sold caused an increase of RMB13.0 million, and a higher sales volume led to an increase of RMB0.8 million.

Gross Profit

Our gross profit was RMB30.2 million (US$4.8 million) for the first quarter ended March 31, 2022, representing a gross margin of 29.3%, compared to a gross profit of RMB42.5 million and gross margin of 41.8% for the same period of 2021. Our average product sales prices increased by 0.1%, while our average cost of goods sold rose 21.7% compared to the same period in 2021. Consequently, the increase in the average cost of goods sold during the first quarter ended March 31, 2022, explained the decrease in our gross profit during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

Operating Expenses

Operating expenses for the first quarter ended March 31, 2022, were RMB13.7 million (US$2.2 million), RMB3.2 million, or 30.5% above those in the same period of 2021. This increase was mainly due to higher salaries and employees’ welfare, and expenditure on R&D.

 Other Income (Expense)

Total other income is a combination of interest income, interest expense and other income (expense). Total other income during the first quarter ended March 31, 2022, was RMB0.7 million (US$0.1 million), while total other expense was RMB0.6 million for the same period in 2021. The increase in total other income resulted from the increased interest income and lower income expense.

Income Tax Benefit (Expense)

The income tax expense was RMB0.02 million (US$0.003 million) during the first quarter ended March 31, 2022, compared to an income tax expense of RMB0.02 million during the same period in 2021.

Net Profit

Net income attributable to the Company during the first quarter ended March 31, 2022, was RMB17.1 million (US$2.7 million), compared to net income attributable to the Company of RMB31.4 million during the same period in 2021.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, and financial institutions. The interest rates of borrowings during the period from the first quarter of 2021 to the first quarter of 2022 ranged from 5.22% to 6.5%.

We believe that, after considering our present and potential future loans from banking facilities, existing cash, and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and working capital requirements.

Operating Activities

Net cash provided by operating activities for the three-months ended March 31, 2022, was RMB14.0 million (US$2.2million), compared to net cash provided by operating activities of RMB4.8 million for the three-months ended March 31, 2021. This increase in net cash flows provided by operating activities was primarily attributable to a decrease in accounts receivables.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

Working Capital

As of March 31, 2022, and December 31, 2021, we had working capital of RMB216.7 million (US$34.2 million) and RMB197.0 million, respectively. Working capital increased by RMB19.7 million, or 10.0% compared to the amount as of December 31, 2021. Our current liability is mainly borrowings from banks.

Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2022 (in thousands of RMB):

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract	1,010	1,010	-	-	-
Bank loans
-Principal	65,000	65,000
-Interest	4,225	4,225			-
Notes payable	38,588	38,588
Operating leases	53	50	3	-	-
Total	108,876	108,873	3	-	-

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that the plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to the plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to the re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard, and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of the non-payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015, and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated June 24, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman and Chief Executive Officer

Dated: June 24, 2022